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                             December 14, 2023

       Patrick Eilers
       Chief Executive Officer
       Power & Digital Infrastructure Acquisition II Corp.
       321 North Clark Street, Suite 2440
       Chicago, IL 60654

                                                        Re: Power & Digital
Infrastructure Acquisition II Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed December 4,
2023
                                                            File No. 333-273821

       Dear Patrick Eilers:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 9, 2023 letter.

       Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Statements Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet,
page 62

   1. Your disclosure in Note J indicates that the estimated fair value of the Earnout Shares is
                                                        $84 million. Please
clarify your disclosure to describe how much of this is related to
                                                        Earnout Shares that
will be recognized as contingent consideration and how much of this is related to Options
and Earnout shares that will be recognized as post-
                                                        combination
compensation expense.
 Patrick Eilers
FirstName   LastNamePatrick  Eilers
Power & Digital  Infrastructure Acquisition II Corp.
Comapany14,
December    NamePower
               2023      & Digital Infrastructure Acquisition II Corp.
December
Page  2    14, 2023 Page 2
FirstName LastName
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Debbie Yee